December 30, 2008
By EDGAR and U.S. Mail
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	The Sherwin-Williams Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 033-28585
Definitive Proxy Statement on Schedule 14A
Filed March 5, 2008
File No. 033-28585
Dear Ms. Long:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated November 25, 2008 regarding your review of Sherwin-Williams’ filings noted above.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
Annual Report on Form 10-K
Item 1A. Risk Factors, page 6
1.	Comment: In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response: In future filings containing risk factor disclosure, we will refrain from using qualifying or limiting statements in the introductory paragraph.
The Sherwin-Williams Company     101 Prospect Avenue, N.W.     Cleveland, Ohio 44115
Phone:  216 566-2000     Fax: 216 566-1708

Ms. Pamela Long
December 30, 2008

Item 3. Legal Proceedings, page 12
2.	Comment: In future filings, please quantify the relief sought in each of the material legal proceedings you describe that are still pending. If this information is not available, disclose how many claimants in the litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc. Please see Item 103 of Regulation S-K.

Response: We respectfully disagree with the Staff’s position that Item 103 of Regulation S-K requires us to quantify the relief sought in each of the disclosed material proceedings or, in the alternative if such information is not available, to disclose the number of claimants that do not assert any specific amount of damages and to disclose the range of damages asserted by all other claimants.

Notwithstanding our disagreement with the Staff’s position, we provide the following supplemental information. Our disclosed material legal proceedings relate to environmental-related matters and lead pigment and lead-based paint litigation. Regarding the environmental-related matters and the lead pigment and lead-based paint litigation, none of the claimants in the pending litigation assert a specific amount of damages.
Proxy Statement for 2008 Annual Meeting
Compensation Discussion and Analysis, page 19
Base Salary, page 22
3.	Comment: In future filings, please disclose how you determined the maximum amount of the range for merit salary increases.

Response: In future filings, we will provide disclosure regarding how we determine the maximum amount of the range for merit salary increases for all of our employees. For example, we will add the following disclosure to our Definitive Proxy Statement relating to our 2009 Annual Meeting of Shareholders:

“We set the range of merit salary increases for all employees as part of our annual operating budget process. The maximum amount of the range is equal to the amount necessary to increase the salary of an employee (whose salary is below median market for his position, but who receives the highest performance rating) to an amount that approximates the median market salary for his position.”
Annual Cash Incentive Compensation, page 23
4.	Comment: You disclose that “[t]arget levels for financial performance goals are generally set at a level that show improvement over the prior year (emphasis added).” In future filings,

Ms. Pamela Long
December 30, 2008

please disclose what you mean by “show improvement.” In doing so, among other things you may wish to address whether any improvement over the prior year, regardless of its magnitude, would be sufficient to satisfy the standard.

Response: In future filings, we will provide additional disclosure regarding what is meant by “show improvement” to the extent financial performance goals are set at those levels. For example, we will add the following disclosure to our Definitive Proxy Statement relating to our 2009 Annual Meeting of Shareholders:

“When target levels for financial performance goals are set at levels that show improvement over the prior year, the levels coincide with improvements established by our annual operating budget over the level realized in the prior operating year. The Board of Directors reviews our annual operating budget, each financial improvement objective therein and approves financial performance goals that are set at levels that show relative improvement over the prior year at the same magnitude of improvement as is set forth in our annual operating budget.”
5.	Comment: We note your statement on page 24 that disclosure of the target levels for Mr. Oberfeld’s performance goals relating to Paint Stores Group profit before taxes, return on sales and gallons sold would have caused the company competitive harm. Please tell us how competitors may be able to determine details about the company’s product pricing based on these performance targets and explain how this would affect you differently than other companies who disclose performance targets. In preparing your response, please take note of the guidance contained in Instruction 4 to the Instructions to Item 402(b) of Regulation S-K.

Response: Our Paint Stores Group (“PSG”) operates approximately 3,300 paint stores in the United States, Canada and the Caribbean while our closest domestic competitor operates less than 700 similar paint stores in the same regions. Our paint stores are the exclusive outlets for Sherwin-Williams® manufactured and branded paints, stains, painting tools, supplies and equipment. This controlled distribution platform for manufactured products gives us a strategic advantage over our closest competitors in the highly competitive paint and coatings market. Disclosure of PSG profit before taxes, return on sales and gallons sold from the paint stores operations that are used to determine Mr. Oberfeld’s goal achievement would result in significant competitive harm by disclosing certain underlying values of this controlled distribution platform to our competitors and could significantly impact our negotiations with our customers and suppliers. Additionally, disclosure of gallons sold from our PSG would allow our competitors to closely estimate the gallon production and production costs of such products throughout other segment reporting units of the Company.

Mr. Oberfeld’s goals related to PSG profit before taxes and return on sales are based solely on the operations of our paint stores taking into consideration negotiated costs for manufactured goods and certain other allocated costs which differ from costs that must be allocated for proper PSG Segment reporting. Thus, disclosing Mr. Oberfeld’s goals of profit before tax and return on sales could provide our competition with detailed internal operating performance statistics regarding our manufactured goods, costs to produce those goods and costs related to our controlled distribution platform which would result in significant competitive harm as it relates to customer pricing and

Ms. Pamela Long
December 30, 2008

competitive bidding on painting contracts and paint supply contracts in PSG as well as other operating segments of the Company.

Similarly, the disclosure of gallons sold in the PSG that are used to determine Mr. Oberfeld’s goal achievement would result in substantial competitive harm. Using reported PSG sales, profit before taxes and return on sales when combined with disclosure of gallons sold by the PSG, our competitors will be able to closely estimate our PSG contribution margin per gallon and product cost within PSG for products sold through our paint stores which would put us at a significant competitive disadvantage to our competitors when quoting customer prices and submitting bids. Further, this information could be used by customers and suppliers of PSG and certain other operating segments of the Company as a bargaining point in negotiations impacting price, costs and other factors to our competitive disadvantage. Even a small impact on such negotiations could have a significant negative impact on our profitability and competitive positions throughout all of our operating segments.

6.	Comment: In future filings, if you properly withhold target levels or other factors relating to annual cash incentive compensation, please disclose how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed target levels or factors. In this regard, we believe that only noting that goals were set at amounts that exceeded the prior year results generally would be insufficient disclosure, as Instruction 4 to the Instructions to Item 402(b) of Regulation S-K contemplates a discussion of how difficult it would be to achieve the undisclosed target levels or other factors.

Response: In future filings, in the event we properly withhold target levels or other factors relating to annual cash incentive compensation, we will provide disclosure regarding how difficult it would be to achieve the undisclosed target levels or other factors as required by Instruction 4 to the Instructions to Item 402(b) of Regulation S-K.
Long-term Equity Incentive Compensation, page 25
7.	Comment: In future filings, please disclose how you calculate “average return on average equity.”

Response: In future filings, we will disclose how we calculate “average return on average equity.” For example, we will add the following disclosure to our Definitive Proxy Statement relating to our 2009 Annual Meeting of Shareholders:

“We calculate average return on average equity for the four-year period as follows. Return on average equity for each year of the four-year period is calculated by dividing our reported net income (excluding any items relating to extraordinary events or which result in a distortion of comparative results) by our average of beginning and ending shareholders’ equity for that year. We then calculate the average of those amounts over the four-year period to arrive at average return on average equity. The number of shares of restricted stock that vested in February 2008 did not increase due to any

Ms. Pamela Long
December 30, 2008

change in reported net income due to excluding items relating to extraordinary events or which resulted in a distortion of comparative results.”

We will add similar disclosure to our Definitive Proxy Statement relating to our 2009 Annual Meeting of Shareholders with respect to restricted stock that will vest in February 2009.
In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2478.
Sincerely,
/s/ Richard A. Legenza
Richard A. Legenza
Associate General Counsel

cc:	Brigitte Lippmann, Senior Staff Attorney, SEC
Dieter King, Staff Attorney, SEC
Louis E. Stellato, Vice President, General Counsel and Secretary
Stephen J. Perisutti, Senior Corporate Counsel